Act: 34
Section: 12H-3
Rule:
Public Availability: 8-13-03

DC
No Act
P.E. 8-13-03


03059894

August 13, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

PROCESSED
AUG 25 2003
THOMSON FINANCIAL



Re: Medialive International, Inc.
Incoming letter dated August 13, 2003

Based on the facts presented, the Division will not object if Medialive stops filing periodic reports under the Securities Exchange Act of 1934 provided that Medialive:

- files post-effective amendments removing from registration unsold securities under registration statements on Form S-3 and Form S-8; and

- files a notice on Form 15 making appropriate claims under rule 12g-4 and rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jonathan A. Ingram
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2003

David W. Ferguson
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025

Re: Medialive International Inc.

Dear Mr. Ferguson:

In regard to your letter of August 13, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650-752-2100

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

Rule 12h-3

August 13, 2003

Re: **Medialive International, Inc. (formerly Key3Media Group, Inc.) -- Section 12(h) and Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 29549

Ladies and Gentlemen:

On behalf of Medialive International, Inc., a Delaware corporation (the "Company"), formerly known as Key3Media Group, Inc., we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, under the circumstances described below, the Company may suspend its duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by filing with the Commission a certification on Form 15 pursuant to Rule 12h-3, given that, upon the Company's emergence from Chapter 11 bankruptcy proceedings, and as detailed below: (a) the securities which triggered the reporting obligation have been cancelled; and (b) the Company is now privately owned. Alternatively, on behalf of the Company and pursuant to Section 12(h) of the Exchange Act, we request an exemption from the requirements of Section 15(d) for filing the foregoing reports. This letter replaces in its entirety the undersigned's letter to you dated July 25, 2003.

Background

On June 20, 2003, the Company's plan of reorganization, as described below, became effective and it emerged from Chapter 11 protection as a private company. As part of its plan of reorganization, the Company cancelled and extinguished all of its old equity interests, including the Key3Media Group, Inc. common stock (the "Old Common Stock"). Currently, the Company is authorized to issue up to 11.6 million shares of its new common stock (the "New Common Stock"), of which approximately 10.1 million shares (or nearly 90%) have been issued to the Weisel Funds (as defined below). Pursuant to its plan of reorganization the Company will grant warrants to purchase an aggregate of approximately 500,000 shares of its New Common Stock to no more than 199 of its largest unsecured creditors (the transfer of which will be restricted as described below), and will issue a maximum of 1,000,000 shares of New Common Stock (the transfer of which will also be restricted) to approximately three of those same creditors who elected to exercise stock purchase rights at the time of voting on the plan of reorganization. The Company also plans to issue options to purchase the New Common Stock to approximately 30 or 40 employees.

On June 19, 2003, the Company changed its name to Medialive International, Inc.

The Company's Reporting Obligations Under Section 13(a)

Although the Old Common Stock has been cancelled and the Weisel Funds currently hold nearly 90% of the company's New Common Stock (which is not traded), the Old Common Stock continues to be registered under Section 12(g) of the Exchange Act. From July 31, 2002 until June 20, 2003, the Old Common Stock was quoted on the Over-The-Counter Bulletin Board ("OTCBB"). Prior to July 29, 2002, the Old Common Stock was listed on the New York Stock Exchange and registered under Section 12(b) of the Exchange Act. As a result, the Company has been and is subject to the reporting requirements of Section 13(a).

Pursuant to Rule 12g-4, the Company expects shortly to file a certification on Form 15 to terminate the registration of the Old Common Stock under Section 12(g). However, upon the suspension of its Exchange Act reporting obligations under Section 12(g), the Company will again become subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while the Company's Old Common Stock was registered under Sections 12(g) or 12(b). The Company seeks to suspend, pursuant to Rule 12h-3(a) and (b)(1)(i), its Section 15(d) reporting obligations by means of filing the Form 15. The Company has represented to the undersigned that the Company has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since the Company became subject to such reporting obligation.[1] Accordingly, the undersigned understands that the Company could avail itself of the suspension under Rule 12h-3(a) and (b)(1)(i) but for subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year during which a registration statement filed under the Securities Act is required to be updated pursuant to Section 10(a)(3) of the Securities Act. Certain registration statements of the Company may be deemed to have been post-effectively amended by the Company's Annual Report on Form 10-K for the year ended December 31, 2002.[2]

The Company became subject to the reporting requirements of Section 13(a) of the Exchange Act on August 18, 2000, when it was spun-off from Ziff Davis Inc. ("ZDI") to holders of ZDI common stock. As part of that spin-off the Company sold 11,641,950 shares of its Old Common Stock pursuant to a registration statement (the "IPO Registration Statement") on Form S-1 (File No. 333-36828).

As of June 20, 2003, the date the Company's plan of reorganization became effective, all of the Old Common Stock was cancelled and there were no remaining holders. However, as of January 1, 2003, the beginning of its current fiscal year, the Old Common Stock was held of record by more than 300 persons. Accordingly, absent relief under 12h-3(a), the Company would remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) until January 1, 2004. On January 1, 2004, there will continue to be no holders of the securities of the class to which the IPO Registration Statement related and its reporting requirements will be automatically suspended under Section 15(d).

On May 18, 2001, the Commission declared effective the Company's unallocated shelf registration statement on Form S-3 (File No. 333-58808), pursuant to which the company sold $300 million of its 11.25% Senior Subordinated Notes Due 2011 (the "Old Notes") on June 22, 2001. There have been no takedowns under the shelf registration since that time. The Old Notes have been cancelled pursuant to the plan of reorganization. The Company is confident that as of January 1, 2003, the beginning of its current fiscal year, the Old Notes were held of record by less than 300 persons, but is unable at this time to certify that fact. Accordingly, in connection with these Old Notes and absent relief under 12h-3(a), the Company would again remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) until January 1, 2004.

On January 16, 2002, the Commission declared effective the Company's shelf resale registration statement on Form S-3 (File No. 333-75866) pursuant to which the Company registered on behalf of certain selling shareholders resales by those selling shareholders of 29,370,693 shares of the Old Common Stock to be issued from time to time upon conversion of the Company's Series A 5.5% Convertible Redeemable Preferred Stock and/or Series B 5.5% Convertible

Redeemable Preferred Stock held by such selling shareholders. This registration statement may be deemed to have been post-effectively amended when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2002. Therefore, the Company also seeks relief from the limitations imposed by 12h-3(c) with respect to this registration statement.

On August 23, 2000, the Commission declared effective the Company's registration statement on Form S-8 (File No. 333-44332) pursuant to which it offered and sold shares of the Company's Old Common Stock to employees pursuant to a stock option and incentive plan. This registration statement may be deemed to have been post-effectively amended when the Company filed its Annual Report on Form 10-K for the year ended December 31, 2002. Therefore, the Company also seeks relief from the limitations imposed by 12h-3(c) with respect to this registration statement.

The Bankruptcy

On February 3, 2003, the Company and a number of its direct and indirect subsidiaries (collectively, the "Debtors"), filed for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court")(Case No. 03-10323). On June 4, 2003, the Bankruptcy Court held a Confirmation Hearing on the Debtors' First Amended Joint Plan of Reorganization. At the conclusion of this hearing, the Bankruptcy Court confirmed the Plan of Reorganization with certain minor modifications (as so modified, the "Plan"). On June 6, 2003, the Bankruptcy Court signed its order (the "Confirmation Order") confirming the Plan, which was entered on the Bankruptcy Court's docket on June 11, 2003.

Among other things, the Plan provides for:

(a) Replacement of the Company's Prepetition Secured Credit Facility with $37.5 million of new senior secured notes and approximately $12.3 million of new unsecured subordinated notes (collectively, the "New Notes"). Other than the Weisel Funds, the New Notes were issued only to two major financial institutions.

(b) Conversion of approximately $62 million of secured debt held by the Thomas Weisel Strategic Opportunities Partners, L.P., Thomas Weisel Capital Partners, L.P., TWP CEO Founders' Circle (AI), L.P., TWP CEO Founders' Circle (QP), L.P., Thomas Weisel Capital Partners Employee Fund, L.P. (collectively, the "Weisel Funds"), including debt arising under the Company's post-petition debtor-in-possession financing agreement, into a majority of the Company's New Common Stock.

(c) A distribution to prepetition general unsecured creditors of a pro rata share of (i) $2,650,000 cash, (ii) 40 percent of the net proceeds from certain insurance litigation claim recoveries up to a maximum of $10 million, (iii) either warrants to purchase up to an aggregate of 500,000 shares (subject to limited increase under certain conditions) of the Company's New Common Stock at a price of $6.20 per share exercisable at any time on or prior to July 1, 2007 or, in certain cases, the cash value of the warrants, (iv) in certain cases, rights to purchase up to an aggregate of 1,000,000 shares of New Common Stock for $6.20 per share, to be exercised at the time of voting on the Plan, and (v) proceeds, if any, of certain other potential litigation claims as described in the Plan. Only holders of the largest 199 allowed claims in the applicable Class 4 are entitled to receive either (i) warrants or (ii) stock purchase rights. Based on information available as of the date of this letter, the Company estimates that only three creditors eligible to exercise stock purchase rights actually elected to exercise their right at the time of voting on the Plan, and no additional rights will be exercisable. Restrictions on transfer were also put in place to ensure the continued concentration of stock ownership among a small number of holders. Pursuant to the Plan, the shares of New Common Stock purchased in connection with the stock purchase rights can only be traded (x) if all of the transferor's warrants are transferred to a single transferee only and (y) such transferee is not a competitor of the Debtors and agrees to be bound by the transfer restrictions contained in clauses (x) and (y). The warrants to purchase shares of the New Common Stock (and the New Common Stock purchased in connection therewith) shall only be transferable (x) if after any such transfer, each of the transferee and the transferor (if it continues to hold any shares) holds at least 2500 or more shares, or rights with respect to 2500 or more shares, and (y) if the transferee is not a competitor of the Debtor and agrees to be bound by the transfer restrictions contained in clauses (x) and (y).

(d) Cancellation and extinguishment of the Old Notes and of all old equity interests including the Old Common Stock. As of June 19, 2003, the Company had sent notice to the OTCBB stating that, effective immediately, pursuant to its plan of reorganization, the Old Common Stock was cancelled and trading in such securities should cease.

As stated above, only 199 holders of unsecured claims are eligible to receive warrants or to exercise stock purchase rights, and only an estimated three eligible creditors actually exercised their stock purchase rights at the time of voting for the Plan. We understand that the issuances of the New Common Stock, the warrants, the New Common Stock purchase rights and the New Notes were exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145 of the Bankruptcy Code.

The Company now seeks relief from its reporting obligations under Section 15(d) despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

If the Staff grants the relief sought in this letter, the Company will promptly file a Form 15 with the Commission:

(i) certifying that the Company's Old Common Stock is held of record by less than 300 persons, requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 of the Exchange Act and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations; and

(ii) certifying that the Company's Old Notes are held of record by less than 300 persons and requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be suspended immediately pursuant to Rule 12h-3 of the Exchange Act.

The Company will also file post-effective amendments to its existing registration statements deregistering all securities remaining on those registration statements.

Discussion

The undersigned respectfully submits that:

- upon the filing of the Form 15, the Company should be granted a suspension of its duties to file reports under Section 15(d) of the Exchange Act; and

- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the filing of future reports because certain of its registration statements may have been deemed to be post-effectively amended by the Company's filing of its Annual Report on Form 10-K.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to the Company.

The Commission has frequently recognized in related situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering ...". Exchange Act Release No. 34-20263, dated October 5, 1983. In the Company's situation, since confirmation of its Plan:

- all shares of the Old Common Stock and the Old Notes – the securities to which the relevant registration statements described above related – have been cancelled;
- approximately 90% of the authorized New Common Stock – the issuance of which was exempt from registration under the Securities Act by virtue of Section 1145 of the Bankruptcy Code – is held by the affiliated Weisel Funds;
- the holders of the largest 199 allowed claims in the applicable Class 4 are entitled to receive warrants to purchase shares of the New Common Stock as well as New Common Stock purchase rights, but the warrants and purchase rights (and any New Common Stock purchased in connection therewith) can only be transferred pursuant to the restrictions described above.

There are currently fewer than 300 investors in the Company's securities. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Company and the Weisel Funds. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. *See* Exchange Act Release No. 34-20263, dated October 5, 1983. The burdens from reporting surely exceed the benefits when no stockholders from registered offerings remain, a private equity fund owns approximately 90% of the issuer's equity and rights to approximately 10% of the issuer's equity are held by no more than 199 of its largest existing creditors and are subject to substantial restrictions on transfer.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of

Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., PayPal, Inc. (available November 1, 2002); Mail.com Business Messaging Services, Inc. (available March 27, 2000); CoCensys, Inc. (available November 10, 1999); Neurex Corporation (available January 25, 1999); MTech Corporation (available January 19, 1998); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); BizMart, Inc. (available July 23, 1991); Dataproducts Corp. (available June 7, 1990); and York International Corp. (available March 30, 1990). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other public securities outstanding.

In several of the cases cited above, including PayPal, Inc., MTech Corporation, and Amgen Boulder Inc., the Staff granted no-action relief despite the existence of registration statements on Form S-8 which were filed either on or prior to the fiscal year for which relief was requested. Moreover, the Staff granted no-action relief in a letter to Iron Mountain Inc. (available April 6, 2000) who specifically raised the concern that they had, among other registration statements, both a shelf registration statement on Form S-3 and numerous registration statements on Form S-8, all of which were deemed to be updated in the fiscal year for which relief was sought pursuant to the filing of reports which were then incorporated by reference.[3]

Conclusion

In light of the Staff's position in the above and other similar situations, the Company's current capital structure, the fact that the Company has filed its most recently required Annual Report on Form 10-K and Quarterly Report on Form 10-Q and the policy arguments presented, the undersigned requests concurrence from the Staff that the Company may suspend its duty to file reports under Section 15(d) of the Exchange Act by filing with the Commission a certification on Form 15 pursuant to Rule 12h-3.

Alternatively, the undersigned requests an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports by reason of the following: (a) the extremely limited number of investors in the New Common Stock and limited number of holders of the New Notes; (b) the cessation of all trading in the Old Common Stock on and after the effective date of the Plan; (c) the cancellation of the Old Notes on and after the effective date of the Plan; and (d) the grant of an exemption in the circumstances is not inconsistent with the public interest or the protection of investors.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, and the nearness of the due date for the Company's Form 10-Q (due no later than August 14, 2003), we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

This letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing seven additional copies of this letter pursuant to Release No. 33-6269 (December 5, 1980).

If the Staff has any questions concerning this request or requires any additional information, please contact the undersigned at (650) 752-2100.

Very truly yours,



David W. Ferguson

---

[1] We wish to point out that although the Company has filed all reports required under Section 13(a), while the Company was in bankruptcy two reports were not filed when originally due: (i) the Annual Report on Form 10-K for the year ended December 31, 2002 was filed fifteen days late, on April 15, 2003, pursuant to notice on Form 12b-25, and was deemed to be timely filed on March 31, 2003 pursuant to Rule 12b-25(b)(3); and (ii) the Quarterly Report on Form 10-Q for the three months ended March 31, 2003 was filed five days late, on May 20, 2003, pursuant to notice on Form 12b-25, and was deemed to be timely filed on May 15, 2003 pursuant to Rule 12b-25(b)(3).

[2] Pursuant to Item 512(b) of Regulation S-K.

[3] We understand that the fact that a registrant has previously relied upon Rule 12b-25 does not preclude the registrant from suspending its reporting obligations under Rule 15(d) pursuant to Rule 12h-3. See Exchange Act Release No. 34-20263. The Staff has granted no-action relief when confronted with a company that had failed to file two reports on Form 10-Q on a timely basis in reliance on Rule 12b-25. The Staff advised Royal Precision, Inc. (available April 9, 2003) that it would not object if Royal Precision stopped filing periodic and other reports under the Exchange Act, despite the fact that Royal Precision noted in their no-action request that: (i) their report for the quarter ended August 31, 2001 was filed three days late, on October 19, 2001 pursuant to notice on Form 12b-25 and (ii) their report for the quarter ended November 30, 2000 was filed one day late, on January 16, 2001.